UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 365th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2020

1. DATE, TIME AND PLACE: February 14, 2020, at 8:30 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital based on the balance sheet of January 31, 2020, in the gross amount of R$ 270,000,000.00, which is equivalent to R$ 229,500,000.00 net of income tax. The interest per share equals R$ 0.14994770587 per common share (R$ 0.12745554999 net of income tax) and R$ 0.16494247646 per preferred share (R$ 0.14020110499 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of February 28, 2020. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting, and the payment will be carried out before the end of 2021, in a date to be defined by the Company’s Board.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 14, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 365th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2020

I hereby certify that this is a faithful copy of the minutes of the 365th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 14, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 14, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director